SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities and Exchange Act of 1934
(Amendment No. 1)

 TCW Convertible Securities Fund, Inc.
(CVT)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872340104
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2004
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 10 pages)
There are 2 exhibits.















ITEM 1	Security and Issuer
		Common Stock
		TCW Convertible Securitiies Fund, Inc.
		TCW Investment Management Co.
		865 South Figueroa Street
		Los Angeles, CA   90017
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn Van Degriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of CVT
		on behalf of accounts that are managed by KIM (?the Accounts?) under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		a)  KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of CVT fit the investment guidelines for various
		Accounts.  Shares have been acquired since September 8, 2003.
b)  Although originally purchased for investment purposes only, the
Fund?s May 18, 2004 preliminary proxy filing prompted us to write to the
Board to express our concern about their recommending against the proposal to convert the Fund to an open-end format.
(Exhibit One)
c)  On August 19, 2004, KIM sent another letter to the Board in response to the Board response to our first letter.  (Exhibit Two)
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 439,120 shares, which represents .89 % of the outstanding Shares.  George W. Karpus presently owns 10,680 shares purchased on May 10, 2004 at $4.61.  Dana R.
Consler presently owns 750 shares purchased on October 21, 2003 at
$4.56 per share.  None of the other Principals presently owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on September 8, 2003 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
6/18/2004
500
4.82

7/2/2004
6400
4.83
6/18/2004
-850
4.84

7/6/2004
3500
4.81
6/21/2004
7400
4.82

7/8/2004
2300
4.91
6/28/2004
4700
4.78

7/9/2004
1000
4.9
6/29/2004
13200
4.83

7/14/2004
19000
4.98
6/30/2004
1900
4.85

7/15/2004
5000
4.85




7/23/2004
22350
4.81




7/26/2004
10400
4.75




7/29/2004
10000
4.71
      The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of CVT
		securities.
ITEM 7	Materials to be Filed as Exhibits
	             Not applicable.



Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.




August 20, 2004 		        	       	       By:________________________
         Date						             Signature
				                                Dana R. Consler, Vice President
                 Name/Title





EXHIBIT ONE
(Letter Sent to the Board on July 6, 2004)


TCW Convertible Securities Fund			July 6, 2004
Mr. Ernest O. Ellison, Chairman
865 South Figueroa Street, Suite 1800
Los Angeles, CA   90017

Mr. Ellison and fellow Board members,

I am writing to express my concern over the recent Board decisions to eliminate your fund?s fixed distribution policy and your decision not to support the proposal to convert your fund to an open-end format. Karpus Investment Management (KIM) currently owns 339,370 shares of the TCW Convertible Securities Fund (CVT). We feel that the Board has neglected its fiduciary duty to shareholders by eliminating the Fund?s long standing fixed distribution policy which, in our opinion, caused the Fund?s premium to erode and its discount to widen to its historically widest level. Furthermore, when this action triggered the Fund?s ?lifeboat provision?
which, as contained in the Fund?s articles of incorporation, required the Fund to present to the Shareholders a proposal to convert the Fund to an open-end format; the Board unanimously recommended against the proposal.

We would like to know whether this provision to convert to an open-end format was contained in your fund?s original prospectus. If so, the Board may have some potential liability in recommending against a proposal that was presented to shareholders as a ?safety net? for their investment in the Fund. Please send us a copy of your articles of incorporation, as well as, your original prospectus?

As contained in management?s own proxy material, CVT traded at a premium to net asset value for 10 out of 13 calendar years between which the Fund instituted the 21 cents per quarter fixed distribution policy and the time at which they announced they would eliminate the policy. At the time of this announcement, the distribution to shareholders was reduced to eight cents per quarter (a 62 percent reduction) and currently the Fund is distributing only four cents per quarter to shareholders (an 81 percent reduction from the 14-year fixed distribution policy maintained by the Fund).

Management instituted this policy shortly after the inception of the Fund. In the two calendar years in which the policy was put in affect and discontinued, along with the two years that such a policy was not in place, the fund traded at a discount three of the four years. So far this year, the Fund has traded at an average 13.1 percent discount to net asset value (through June 18, 2004 according to Bloomberg).

Although the management concedes that the distribution policy had an effect on the Fund?s premium/discount, they seem to place primary causation on whether interest rates are falling or rising. Management proxy materials state ?the Fund?s shares have generally traded at a discount to net asset value during periods of rising interest rates?. Considering that interest rate levels have only rose considerably during two of the calendar years in which the Fund has been in existence (1994 and 1999) and that the Fund traded at an average 9.38 percent premium in 1994 ? this assertion does not seem to hold much water.

A situation tantamount to this one arose recently with the Zweig Total Return Fund (ZTR). The premium/discount changes surrounding this fund?s termination and later reinstitution of its fixed distribution policy is compelling evidence that fixed distribution policies are a very effective means of narrowing, and keeping narrow, a fund?s discount.

On July 28, 2003, the Fund management of ZTR announced that they would be discontinuing their long standing 10 percent of NAV per year distribution policy. At the time, the Fund was trading at a nine percent premium to net asset value. From July 29 to April 8, 2004 (when the Fund announced that they would reinstitute a modified version of the 10 percent fixed distribution policy) the Fund traded at an average discount of 11.2 percent. This extreme erosion of premium/widening of discount occurred during a time period when closed-end fund discounts, in general, were narrowing. From April 8 to June 22 of this year, the Fund has traded at average discount of 9.1 percent and this narrowing has occurred in a climate of extreme widening of closed-end fund discounts.

In examining closed-end funds that maintain a fixed distribution policy and comparing discounts to similar funds that do not have such a policy, it is clear that such a policy is extremely beneficial to existing shareholders. The termination of such a policy is catastrophic for existing shareholders and the reinstitution of such a policy seems to restore, to some degree, shareholder confidence in management. Although you have considered reinstituting the policy, you have failed to do so due to the fact that the return of capital may be subject to taxation.

This logic is flawed for two reasons. First, this is a taxable bond fund not a municipal bond fund, and therefore the majority of your shareholders are probably either not subject taxation or in low tax bracket. Secondly, this ?tax penalty? even if the investor was in the highest tax bracket, in my opinion, would not even come close to offsetting the economic benefit to shareholders of the reinstitution of such a policy. The Fund would have to pay over 10 percent of its net asset value in taxes to overcome the benefit to shareholders of closing its discount.

Although open-ending a closed-end fund does indeed have its drawbacks, I feel it is necessary given management?s refusal to reinstitute the Fund?s fixed distribution policy. In effect, the Board is holding the net asset value ?hostage? from shareholders that bought the Fund when such a policy was in place. The best way for shareholders to get the most of their capital back is to open-end the Fund.

This provision was put in the articles of corporation for a reason. If recent circumstances are not the reason for inclusion of said proposal then I would be interested to hear the Board?s required circumstances to support such a proposal. I encourage the Board to respond to this letter and to work with fund shareholders to narrow the Fund?s historically wide discount.

I look forward to your response.  Thank you for your time and consideration.


						Sincerely,



Cody B. Bartlett Jr., CFA